                                                                    EXHIBIT 99.1


HF BANCORP, INC.                                 RICHARD S. CUPP, PRESIDENT/CEO
                                                 MARK R. ANDINO, CFO


     For additional information, please contact Richard Cupp or Mark Andino
                         (909) 658-4418, Extension 2190
                           Facsimile: (909) 925-5398
                     Electronic Mail: CORPINFO@HEMETFED.COM

                               November 16, 1998
                             For Immediate Release


-------------------------------------------------------------------------------

                TEMPLE-INLAND, INC. TO ACQUIRE HF BANCORP, INC.

     Hemet, California, November 16, 1998 -- Richard S. Cupp, President and Chief Executive Officer of HF Bancorp, Inc. (Nasdaq: HEMT), the holding company for Hemet Federal Savings & Loan Association ("Bank") today announced that it has entered into a definitive merger agreement with Temple-Inland, Inc. (NYSE:
TIN), the parent company of Guaranty Federal Bank, F.S.B., by which HF Bancorp will be merged with Temple-Inland, and Hemet Federal will be merged with Guaranty Federal. The transaction, which is subject to approval by the HFB stockholders and by regulatory authorities, is expected to close during the second quarter of 1999.

     Terms of the agreement provide for HFB stockholders to receive a combination of Temple-Inland common stock and cash valued at $18.50 per share, for a total consideration of approximately $120 million. Subject to certain limitations, each HFB stockholder will be given the election to have the consideration for their shares paid in Temple-Inland common stock, cash or a combination of the two. Temple-Inland, however, will issue no more than approximately 1,225,000 shares of common stock in the transaction. If the HFB stockholders electing to receive Temple-Inland common stock do not represent a sufficient portion of the total consideration in order for the transaction to receive favorable tax treatment for the HFB stockholders, the entire merger consideration will be paid in cash. When the transaction is completed, the operations of Hemet Federal will be merged into Guaranty Federal.

     In connection with the execution of the merger agreement, HFB granted Temple-Inland an option, exercisable under certain circumstances, to purchase approximately 1,273,000 shares of its common stock, representing approximately
19.9 percent of the shares presently outstanding, at a price of approximately $16.00 per share.

     Clifford J. Grum, Chairman and Chief Executive Officer of Temple-Inland said, "This transaction represents another step in our strategy to grow financial services through acquisitions that provide growth in earning power and continued high returns. Hemet Federal has an excellent branch network in Southern California that, together with our facilities in the Central Valley of California, provides an effective vehicle for participating in the future growth of California."

     Richard S. Cupp, President and Chief Executive Officer of HFB said, "This business combination with Guaranty Federal will bring substantial benefits to the customers and communities served by Hemet Federal. We will be able to provide greater resources, deliver enhanced products and be able to compete far more effectively under the Guaranty banner. Hemet Federal and Guaranty's Northern California operations are quite similar in size and market position. We share a commitment to strong customer service and excellent community relations."

     Guaranty Federal operates 135 banking centers in Texas and California with over $11 billion in assets and $7.5 billion in deposits.

     Temple-Inland, Inc. based in Diboll, Texas, is a major manufacturer of paper, corrugated packaging and building products, with financial services operations in mortgage and consumer banking. Its common stock is traded on the New York and Pacific Exchanges under the symbol "TIN".

     HF Bancorp, Inc. and Hemet Federal are headquartered in Hemet, California. Hemet Federal operates 18 branches in Riverside and San Diego counties. HF Bancorp's stock is traded on the Nasdaq National Market under the symbol "HEMT".